UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
 PURSUANT TO SECTION 12(b) OR 12(g) OF THE
 SECURITIES EXCHANGE ACT OF 1934

HESKA CORPORATION

(Exact name of Registrant as specified in its charter)

Delaware	77-0192527

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3760 Rocky Mountain Avenue Loveland, Colorado	80538

(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
To be so Registered	Each Class is to be Registered
Common Stock	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Explanatory Note

On December 29, 2010, the stockholders of Heska Corporation, a Delaware corporation (“Heska” or the “Company”), approved an amendment (the “Amendment”) to the Company’s Restated Certificate of Incorporation, as amended (as amended, the “Amended Charter”), to effect on December 30, 2010, a one-for-ten reverse stock split (the “Reverse Stock Split”) of the Company’s issued and outstanding shares of common stock, together with (1) a corresponding and proportionate reduction in the total number of shares of the Company’s authorized stock, and (2) an adjustment to the par value per share for such authorized stock from $0.001 per share to $0.01 per share. The Amendment, which was filed with the Delaware Secretary of State, and Reverse Stock Split became effective on December 30, 2010.

Upon effectiveness of the Amendment, and contemporaneously with the effectiveness of the Reverse Stock Split, the total authorized stock of the Company was adjusted to be an aggregate of 17,500,000 shares, consisting of three classes: (i) a first class consisting of 7,500,000 shares of Common Stock having a par value of $0.01 per share (the “Original Common Stock”); (ii) a second class consisting of 7,500,000 shares of Public Common Stock having a par value of $0.01 per share (the “Common Stock”); and (iii) a third class consisting of 2,500,000 shares of Preferred Stock having a par value of $0.01 per share (the “Preferred Stock”).

The shares of the Common Stock are currently traded on the Nasdaq Capital Market. Stockholders did not receive fractional shares of Common Stock that resulted from the Reverse Stock Split. Instead, the Company made provision for a cash payment in lieu of any such fractional shares that otherwise would have resulted from the Reverse Stock Split. The following summary of provisions of the Company’s Common Stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the Amended Charter and applicable law.

Item 1.  Description of Registrant’s Securities to be Registered.

GENERAL DESCRIPTION

On May 4, 2010, the stockholders of Heska approved an amendment (the “NOL Protective Amendment”) to the Company’s Restated Certificate of Incorporation (as amended, the “Charter”) to reclassify its then existing and outstanding Original Common Stock into shares of then new Common Stock, and to impose restrictions on transfer of the Common Stock in certain circumstances. These restrictions on transfer prohibit certain future transfers of the Company’s capital stock that could adversely affect the Company’s ability to utilize its net operating loss carryforwards and certain income tax credits to reduce its federal income taxes (the “Tax Benefits”). Pursuant to the NOL Protective Amendment, each share of the Company’s Original Common Stock was automatically reclassified into one share of Common Stock (the “Reclassification”).

Except for the restrictions on transfer set forth in the NOL Protective Amendment and summarized below, the shares of Common Stock have the same rights and preferences as shares of Original Common Stock. The information regarding the authorized capital stock of the Company provided above in the second paragraph of the “Explanatory Note” is incorporated herein by reference.

COMMON STOCK

Voting Rights

Each holder of the Common Stock is entitled to one vote for each share of Common Stock held of record on the applicable record date on all matters submitted to a vote of stockholders. There are no cumulative voting rights, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividend Rights; Rights upon Liquidation

The holders of Common Stock are entitled to receive dividends out of assets legally available for dividends at times and in amounts as the board of directors may determine. These dividend rights are subject to any preferential dividend rights granted to the holders of any outstanding Preferred Stock.

In the event of our liquidation, dissolution or winding up, each share of Common Stock is entitled to share pro rata in any distribution of our assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding Preferred Stock.

Preemptive and Other Rights

Other than as set forth under “Conversion” below, holders of Common Stock have no preemptive or other rights to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Conversion

Each share of Common Stock will be automatically converted into the equivalent number of shares of Original Common Stock on the earlier of January 1, 2026, the date the Company’s board of directors determines that the transfer restrictions described below are no longer necessary or advisable to preserve the Tax Benefits due to changes in tax laws, or the date the Company’s board of directors determines in good faith that it is in the best interests of the Company and its stockholders to terminate the transfer restrictions.

PREFERRED STOCK

The Company’s board of directors has the authority, without stockholder approval, to create and issue one or more series of Preferred Stock and to fix the number of shares, designations, preferences, powers and relative, participating, optional or other special rights of the shares of that series, and the qualifications or restrictions on those preferences or rights. The specific matters that may be determined by the board with respect to a series of Preferred Stock include:

•	the designation of the series;

•	the number of shares of the series;

•	the rate of dividends, if any;

•	whether dividends, if any, are cumulative or non-cumulative;

•	the terms of redemption, if any;

•	the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company;

•	rights and terms of conversion or exchange, if any;

•	restrictions on the issuance of shares of the same series or any other series, if any; and

•	voting rights, if any.

The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock. Also, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the market price of the Common Stock.

CERTAIN TRANSFER RESTRICTIONS

As a result of the NOL Protective Amendment, the shares of Common Stock are subject to transfer restrictions such that holders of Common Stock are restricted from attempting to transfer (which includes any direct or indirect acquisition, sale, transfer, assignment, conveyance, pledge or other disposition) any of the shares of Common Stock (or options, warrants or other rights to acquire the Common Stock, or securities convertible or exchangeable into Common Stock), to the extent that such transfer would (i) create or result in an individual or entity becoming a 5-percent shareholder of the Common Stock for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, and the related Treasury Regulations (which are referred to as a “Five Percent Shareholder”) or (ii) increase the stock ownership percentage of any existing Five Percent Shareholder.

Transfers that violate the provisions of the NOL Protective Amendment shall be null and void ab initio and shall not be effective to transfer any record, legal, beneficial or any other ownership of the number of shares which result in the violation of the NOL Protective Amendment (which shares are referred to as “Excess Securities”). The purported transferee shall not be entitled to any rights as a Company stockholder with respect to the Excess Securities. Instead, the purported transferee would be required, upon demand by the Company, to transfer the Excess Securities to an agent designated by the Company for the limited purpose of consummating an orderly arm’s-length sale of such shares. The net proceeds of the sale will be distributed first to reimburse the agent for any costs associated with the sale, second to the purported transferee to the extent of the price it paid, and finally any additional amount will go to the purported transferor, or, if the purported transferor cannot be readily identified to the Company, to cover the costs incurred by the Company as a result of such prohibited transfer, with the remainder, if any, to be donated to a charity designated by the board of directors.

With respect to any transfer that does not involve a transfer of the Company’s “securities” within the meaning of Delaware law but which would cause any Five Percent Shareholder to violate the transfer restrictions, the following procedure would apply in lieu of those described above. In such case, no such Five Percent Shareholder would be required to dispose of any interest that is not a security of the Company, but such Five Percent Shareholder and/or any person whose ownership of securities of the Company is attributed to such Five Percent Shareholder, would be deemed to have disposed of (and would be required to dispose of) sufficient securities (which securities shall be disposed of in the inverse order in which they were acquired), simultaneously with the transfer, to cause such Five Percent Shareholder not to be in violation of the transfer restrictions, and such securities would be treated as Excess Securities to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such Five Percent Shareholder or such other person that was the direct holder of such Excess Securities from the proceeds of sale by the agent being the fair market value of such Excess Securities at the time of the prohibited transfer.

The NOL Protective Amendment also provides the Company with various remedies to prevent or respond to a purported transfer that violates its provisions, including that any person who knowingly violates it, together with any persons in the same control group with such person, are jointly and severally liable to the Company for such amounts as will put it in the same financial position as it would have been in had such violation not occurred.

This summary description of the NOL Protective Amendment does not purport to be complete and is qualified in its entirety by reference to the NOL Protective Amendment, which is filed as Exhibit 3.2 to this Form 8-A/A and is incorporated herein by reference.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN AMENDED CHARTER PROVISIONS

The NOL Protective Amendment may have an “anti-takeover” effect because, among other things, the Common Stock issued in exchange for the Original Common Stock restricts the ability of a person, entity or group to accumulate more than five percent of the Company’s Common Stock and the ability of persons, entities or groups now owning more than five percent of the outstanding shares of Common Stock from acquiring additional shares of the Company’s Common Stock without the approval of the Company’s board of directors.

The Company is subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes a merger, asset sale or other transaction resulting in financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

The Amended Charter provides for a classified board of directors. The provisions of the Amended Charter establishing a classified board may only be amended or repealed by the holders of at least two-thirds of the voting power of all the then-outstanding shares of stock entitled to vote generally for the election of directors, voting together as a single class. The Amended Charter also eliminates the right of stockholders to call special meetings of stockholders.

The provisions described above, together with the ability of the Company’s board to issue Preferred Stock as described above under “Preferred Stock” could have the following effects:

•	delaying, deferring or preventing a change in control;

•	delaying, deferring or preventing the removal of existing management;

•	deterring potential acquirers from making an offer to our stockholders; and

•	limiting any opportunity of our stockholders to realize premiums over prevailing market prices of our Common Stock in connection with offers by potential acquirers.

The above-described effects could occur even if a majority of our stockholders might benefit from such a change in control or offer.

Item 2.  Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of the Company (1)
3.2	Certificate of Amendment to Restated Certificate of Incorporation of the Company (2)
3.3	Certificate of Amendment to Restated Certificate of Incorporation, as amended, of the Company
3.4	Amended and Restated Bylaws of the Company (2)
________________________

(1)	Incorporated by reference to the Registrant’s Form 10-Q (File No. 333-72155) filed for the quarter ended June 30, 2000
(2)	Incorporated by reference to the Registrant’s Form 10-Q (File No. 333-72155) filed for the quarter ended March 31, 2010

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

HESKA CORPORATION
Date: January 4, 2011	By:	/s/ Jason A. Napolitano
		Name:	Jason A. Napolitano
		Title:	Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of the Company (1)
3.2	Certificate of Amendment to Restated Certificate of Incorporation of the Company (2)
3.3	Certificate of Amendment to Restated Certificate of Incorporation, as amended, of the Company
3.4	Amended and Restated Bylaws of the Company (2)
________________________

(1)	Incorporated by reference to the Registrant’s Form 10-Q (File No. 333-72155) filed for the quarter ended June 30, 2000
(2)	Incorporated by reference to the Registrant’s Form 10-Q (File No. 333-72155) filed for the quarter ended March 31, 2010